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                                                                 Exhibit (a)(11)

FOR IMMEDIATE RELEASE:


                      BODYCOTE INTERNATIONAL PLC COMPLETES
                       ACQUISITION OF LINDBERG CORPORATION

      January 18, 2001, Cheshire, England and Rosemont, Illinois -- Bodycote International plc (LSE:BOY) announced today that, through Bodycote Investments VI, Inc., a wholly owned subsidiary of Bodycote International plc, it had completed its $18.125 per share cash tender offer for the outstanding common shares of Lindberg Corporation (NASDAQ: LIND). Bodycote Investments VI, Inc. has accepted for payment 5,509,750 shares, or approximately 97.3% of the outstanding Lindberg shares, including 305,951 shares subject to guaranteed delivery.

       The tender offer was made pursuant to a merger agreement between Bodycote, Bodycote Investments VI and Lindberg. Under the terms of the merger agreement, the remaining Lindberg shares will be converted in a merger into the right to receive the $18.125 per share amount paid in the tender offer. Bodycote intends to complete the merger of its subsidiary into Lindberg within a week.

     Bodycote operates in the field of materials technology and metal processing, with principal areas of operation including heat treatment, hot isostatic pressing, materials testing and metallurgical coatings. Bodycote's heat treatment division currently has 119 plants in 16 countries around the world, of which 22 are in North America. The division has benefited from the growth in the commercial heat treatment market in the UK and the rest of Europe due to manufacturers increasingly outsourcing their heat treatment requirements.

      Lindberg is the largest commercial heat treater in North America, with operations in the United States and in Mexico. Lindberg serves more than 10,000 customers in a range of industries including: aerospace, automotive, oil field equipment, consumer products, agricultural equipment, heavy truck, construction, defense and machine tool markets.

Contacts:   Bodycote International plc,
            Martyn Wilton, 978-470-1620
            John Hubbard, 214-904-2420